

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2014

Via E-mail
W. Edward Nichols
Chief Executive Officer
Three Forks, Inc.
555 Eldorado Blvd.
Suite #100
Broomfield, CO 80021

> **Re: Three Forks, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 8, 2014**
> **File No. 333-192228**

Dear Mr. Walford:

We have reviewed your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 Filed May 8, 2014

General

1.   To the extent you make changes in your Form S-1 in response to the comments below, please make conforming changes to your Form 10-K for the fiscal year ended December 31, 2013, as applicable.

Five Jab – Evangeline / St. Mary's Parishes, Louisiana and Montgomery / Tyler County, Texas, page 29

2.   We note your disclosure under this heading regarding your working interest in certain wells located in Texas and Louisiana that the "remaining 25% WI is owned by Five JAB, Inc. and other non-affiliated owners." Please clarify, or modify your disclosure as appropriate, to explain how Five Jab, Inc. owns a portion of the remaining 25% working interest given the disclosure on page F-29 that Five Jab, Inc. "sold 100% of its 75% working interest in the Properties to Three Forks Inc."

Description of Property, page 34

Summary of Oil and Natural Gas Reserves, page 35

Proved Developed and Proved Undeveloped Reserves, page 35

3.   Based on the tabular disclosure provided on page F-21, there appears to be a material change in your proved undeveloped reserves during 2013. Item 1203(b) of Regulation S-K requests that registrants "[d]isclose material changes in proved undeveloped reserves that occurred during the year." Please expand your disclosure under the section entitled "Proved Developed and Proved Undeveloped Reserves" to present the changes in the net quantities of your proved undeveloped reserves relating such causes as revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed. Also provide a narrative explanation of such changes as part of your expanded disclosure.

4.   Please tell us the extent to which the proved undeveloped reserves disclosed as of December 31, 2013 will not be developed within five years of your initial disclosure of these reserves. Please refer to Item 1203(d) of Regulation S-K.

Three Forks, Inc. Financial Statements, page F-1

5.   Please update to provide financial statements and corresponding disclosures throughout your filing to comply with Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

6.   It appears your auditor should modify their report to address the following:

- The first paragraph does not refer to the separate periods from March 28, 2012 (inception) through December 31, 2012 and January 1, 2013 through December 31, 2013.
- The third paragraph does not include an opinion on the financial position of Three Forks, Inc. as of December 31, 2013.

- The third paragraph does not refer to the separate periods from March 28, 2012 (inception) through December 31, 2012 and January 1, 2013 through December 31, 2013.

Note 17 – Supplemental Oil and Gas Reserve Information (unaudited), page F-19

7.   Please add the disclosures required by FASB ASC 932-235-50-13 and 932-235-55-3 for capitalized costs and the disclosure required by FASB ASC 932-235-50-18 and 932-235-55-4 for costs incurred for property acquisition, exploration, and development activities.

Estimated Quantities of Proved Oil and Gas Reserves, page F-20

8.   You disclose on page F-20 that "estimates of the Company's crude oil and natural gas reserves and present values at December 31, 2013 were prepared by Ralph E. Davis Associates, Inc." Please obtain and file the reserves report prepared by Ralph E. Davis Associates, Inc. as an exhibit to the registration statement on Form S-1. For additional guidance, please refer to the disclosure requirements in Item 1202(a)(8) of Regulation S-K.

9.   Please expand your disclosure of the changes in net quantities of proved reserves for the periods end December 31, 2013 to include an appropriate explanation of the significant changes relating to the purchases of minerals in place and extensions and discoveries. Please refer to the disclosure requirements in FASB ASC paragraph 932-235-50-5.

Five Jab, Inc. Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-29

Basis of Presentation, page F-29

10.   We note that you have presented audited financial statements for Five Jab, Inc. as of December 31, 2013. However, it appears that the financial statements for Five Jab, Inc. should be presented as of, and for, the period through the date of sale to Three Forks, Inc. (i.e., September 1, 2013). Please revise or advise.

Subsequent Events, page F-30

11.   Please clarify why your evaluation of subsequent events was only through December 18, 2013. Refer to FASB ASC 855-10.

<u>Exhibits and Financial Statement Schedules, page 72</u>

12.   Please obtain and file as an exhibit the consent of Ralph E. Davis Associates, Inc. regarding the references to the firm, the use of information contained in and the inclusion of the reserve report in the registration statement on Form S-1.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at

(202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Michael A. Littman